Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-3085

Jardine Matheson Limited
48th Floor Jardine House
Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

RECEIVED
2005 OCT -5 P 3:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

26th September 2005

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

05011667

SUPPL

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Jardine Strategic Holdings Limited ("JSH")
Director's Share Transaction

In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH and JSH in respect of the following Director's share transaction in P T Astra Agro Lestari Tbk ("AAL"), a subsidiary of JMH and JSH.

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares acquired	Price Per Share
Simon Keswick	Initial notification on interest in AAL which became a subsidiary of JMH and JSH on 1st August 2005	01/08/2005	350,400	N/A

BEST AVAILABLE COPY

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

10/5

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